UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                                  RTI, Inc.
    ----------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.08 par value
    ----------------------------------------------------------------------
                       (Title of Class of Securities)

                                  74973900
                   ----------------------------------------
                               (CUSIP Number)

                        James E. Bilodeau, Jr., Esq.
      Partridge, Snow & Hahn, 180 South Main Street, Providence, RI 02903
                               (401) 861-8200
    ----------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               July 18, 1996
    ----------------------------------------------------------------------
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [ ].

Check the following box if a fee is being paid with this statement. [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

CUSIP NO.   74973900                                      Page 2 of Page 7

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Elmgrove Associates II, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                  (b)  [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00 -- reporting of material decrease in beneficial ownership

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware Limited partnership

NUMBER OF         7     SOLE VOTING POWER
SHARES                  None, reporting material decrease in beneficial
BENEFICIALLY            ownerhip
OWNED BY
EACH              8     SHARED VOTING POWER
REPORTING               None
PERSON
WITH              9     SOLE DISPOSITIVE POWER
                        None, reporting material decrease in beneficial ownership

                  10    SHARED DISPOSITIVE POWER
                        None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None, reporting material decrease in beneficial ownership

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14    TYPE OF REPORTING PERSON*
      PN

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                SCHEDULE 13D

CUSIP NO.   74973900                                      Page 3 of Page 7

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Miss Sloan Capital Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                  (b)  [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00 -- reporting material decrease in beneficial ownership

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware corporation

NUMBER OF         7     SOLE VOTING POWER
SHARES                  None, reporting of material decrease in beneficial
BENEFICIALLY            ownership
OWNED BY
EACH              8     SHARED VOTING POWER
REPORTING               None
PERSON
WITH              9     SOLE DISPOSITIVE POWER
                        None, reporting of material decrease in beneficial ownership

                  10    SHARED DISPOSITIVE POWER
                        None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None, reporting of material decrease in beneficial ownership

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14    TYPE OF REPORTING PERSON*
      CO

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                SCHEDULE 13D

CUSIP NO.   74973900                                      Page 4 of Page 7

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mandel Sherman

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                  (b)  [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00 -- reporting of material decrease in beneficial ownership

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF         7     SOLE VOTING POWER
SHARES                  None, reporting of material decrease in beneficial
BENEFICIALLY            ownership
OWNED BY
EACH              8     SHARED VOTING POWER
REPORTING               None
PERSON
WITH              9     SOLE DISPOSITIVE POWER
                        None, reporting of material decrease in beneficial ownership

                  10    SHARED DISPOSITIVE POWER
                        None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None, reporting of material decrease in beneficial ownership

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14    TYPE OF REPORTING PERSON*
      IN

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                 Items 1 - 7

      1.   Security and Issuer.


Items 1 - 7

      1.   Security and Issuer.

      This statement relates to shares of Common Stock, par value $.08 per share (the "Shares"), of RTI, Inc. (the "Issuer"), having its principal executive offices at 108 Lake Denmark Road, Rockaway, New Jersey 07066.

      2.   Identity and Background.

      This statement is being filed by Elmgrove Associates II, L.P. ("Elmgrove"), by the general partner (the "General Partner") of Elmgrove, Miss Sloan Capital Ltd., and by Mandel Sherman, President of the General Partner. Elmgrove is a Delaware limited partnership having its principal business and executive offices at 210 Dartmouth Street, Pawtucket, Rhode Island 02860. Elmgrove's principal business is to invest and trade in securities, commodities, and investments of every kind and character.

      The General Partner is a Delaware corporation engaged principally in activities on behalf of Elmgrove. The business address of the General Partner is 210 Dartmouth Street, Pawtucket, Rhode Island 02860.

      Mr. Mandel Sherman, President of the General Partner, is a United States citizen whose principal occupation is his activities on behalf of Elmgrove. The business address of Mr. Sherman is 210 Dartmouth Street, Pawtucket, Rhode Island 02860.

      During the five years prior to the date hereof, neither Elmgrove nor the General Partner or Mr. Sherman has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in judgment or decree enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      3.   Source and Amount of Funds or Other Consideration.

      This amendment is being filed in order to disclose the sale on July 18, 1996 of 80,000 shares of Common Stock, par value $.08 of the Issuer. The source of the funds originally used by Elmgrove to purchase the shares was derived from Elmgrove's working capital.

      Elmgrove originally purchased the shares in open-market transactions in three separate purchases of 20,000 shares, 40,000 shares and 20,000 shares on April 2, 1996, April 4, 1996, and April 8, 1996, respectively.

      On July 18, 1996 Elmgrove sold all of the shares in an open market transaction.

      4.   Purpose of  Transaction.

      This statement relates to a material decrease by Elmgrove in the ownership of the Shares. The Shares were acquired by Elmgrove for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer, and other factors, Elmgrove may purchase additional shares of Common Stock of the Issuer. Neither Elmgrove, the General Partner, nor Mr. Sherman has any present plans which would relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12G-4 of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

      5.   Interest and Securities of the Issuer.

      As a consequence of the sale of the Shares, Elmgrove does not own of record and beneficially any shares of the capital stock of the Issuer.

      By virtue of their relationship as President of the sole General Partner of Elmgrove, Mr. Sherman, the General Partner and Elmgrove may have been deemed to each exercise sole voting power over the Shares. Hence, each of Mr. Sherman, the General Partner and Elmgrove, respectively, may have beneficially owned 80,000 shares, representing beneficial ownership of approximately 7.4% of the Issuer's issued and outstanding Common Stock (based upon the 1,076,888 shares reported to be outstanding as of March 15, 1996 in the Form 10-KSB of the Issuer filed for the fiscal year ended December 31, 1995.)

      Except as set forth above, neither Mr. Sherman, the General Partner, nor Elmgrove has effected any transaction in the Shares during the last 60 days.

      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by Mr. Sherman, the General Partner, and Elmgrove.

      6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as described elsewhere herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among Mr. Sherman, the General Partner and Elmgrove or between any such parties and any other party with respect to securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

      7.   Material to be Filed as Exhibits.

      None.

                            - - - - - - - - - - -


      Signature.

      After reasonable inquiry and to the best of my/our knowledge and belief, I/we certify that the information set forth in this statement is true, complete and correct.


                                 Elmgrove Associates II, L.P.
                                 By:  Miss Sloan Capital, Ltd, General Partner

                                 By:  /s/ MANDEL SHERMAN
September 12, 1996                    ------------------------------
- -------------------------             Mandel Sherman, President
Date


                                 Miss Sloan Capital, Ltd

                                 By:  /s/ MANDEL SHERMAN
September 12, 1996                    ------------------------------
- -------------------------             Mandel Sherman, President
Date


                                 By:  /s/ MANDEL SHERMAN
September 12, 1996                    ------------------------------
- -------------------------             Mandel Sherman
Date